UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: July 28, 2026

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

CNPJ/MF 02.421.421/0001-11

NIRE 33.3.0032463-1

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON JULY 27TH, 2026

DATE, TIME AND PLACE: July 27th, 2026, at 1.00 p.m., at the head office of TIM S.A. (“Company”), domiciled at Avenida João Cabral de Mello Neto, 850, Torre Sul, 13° floor, Barra da Tijuca, in the city and State of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting of the Company was held at the date, time and place mentioned above, with the presence of Messrs. Adrian Calaza, Alberto Mario Griselli, Alessandra Michelini, Camillo Greco, Claudio Giovanni Ezio Ongaro, Denísio Augusto Liberato Delfino, Flavia Maria Bittencourt, Gesner José de Oliveira Filho, Gigliola Bonino and Leonardo de Carvalho Capdeville, either in person or by means of audio or videoconference, as provided in the 2nd paragraph of Section 25, of the Company’s By-laws.

BOARD: Mr. Adrian Calaza – Chairman; and Mrs. Luciene Rodrigues Abrão Pandolfo – Secretary.

AGENDA: (1) To acknowledge the activities carried out by the Environmental, Social & Governance Committee; (2) To acknowledge the activities carried out by the Control and Risks Committee; (3) To acknowledge the activities carried out by the Statutory Audit Committee; (4) To acknowledge the Company’s Quarterly Financial Report (“ITRs”) for the 2nd quarter of 2026, dated as of June 30th, 2026; (5) To resolve the proposal to increase the share capital of the Company's subsidiaries; and (6) Presentation on the Company’s Informe de Governança Corporativa.

RESOLUTIONS: Upon review of the materials presented and filed at the Company’s head office, and based on the information provided and the discussions held on the matter included in the Agenda, the Board Members, by the unanimous vote of those present and with the abstention of those legally prevented from voting, resolved to record their statements and resolutions as follows:

(1) Acknowledged the activities carried out by the Environmental, Social & Governance Committee (“CESG”) at its meeting held on July 24th, 2026, as reported by Mr. Adrian Calaza, Chairman of the CESG.

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

July 27th, 2026

(2) Acknowledged the activities carried out by the Control and Risks Committee (“CCR”) at its meeting held on July 27th, 2026, as reported by Mr. Denísio Augusto Liberato Delfino, Chairman of the CCR.

(3) Acknowledged the activities carried out by the Statutory Audit Committee (“CAE”) at its meetings held on July 24th and 27th, 2026, as reported by Mr. Gesner José de Oliveira Filho, Coordinator of the CAE.

(4) Acknowledged the Company’s Quarterly Financial Report (“ITRs”) for the 2nd quarter of 2026, dated as of June 30th, 2026, according to the information provided by the Company’s administration and the independent auditors, Ernst & Young Auditores Independentes S/S (“EY”). The referred report was subject to limited review by the independent auditors.

(5) Approved the proposal to increase the share capital of the Company's subsidiaries through the capitalization of up to R$ 600,000,000.00 (six hundred million reais) in I-Systems Soluções de Infraestrutura S.A. and up to R$ 70,000,000.00 (seventy million reais) in V8 Consulting S.A.

Such contributions may be made, at the discretion of the Company's management and in accordance with the funding needs of the subsidiaries, in one or more installments, up to the limits hereby approved.

All acts necessary for the implementation and formalization of this resolution are hereby authorized, in the terms and conditions of the support material which is filed at the Company's head office.

(6) Acknowledged the evolution and current position of the Company in relation to the informe sobre o Código Brasileiro de Governança Corporativa, established by the Comissão de Valores Mobiliários (“CVM”) Resolution No. 80, which shall be filed within the legal term.

At the end of the meeting, Ms. Luciene Pandolfo, in her quality as Secretary of the Board, informed those present of an additional regular meeting of the Board of Directors, planned for September 17th, 2026, in conformity with the update to the Company’s Corporate Events Calendar approved at the Board of Directors meeting held on May 5th, 2026.

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved and signed by all attendees Board Members.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

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CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

July 27th, 2026

Rio de Janeiro (RJ), July 27th, 2026.

LUCIENE RODRIGUES ABRÃO PANDOLFO

Secretary

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: July 28, 2026	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer